Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 30, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Press Release
SIGNATURES

Press Release

Swisscom sells debitel to the Permira Funds

Swisscom is selling its investment in the network-independent mobile company debitel to the funds advised by the private equity company Permira. The selling price for 95% of debitel shares, including those in respect of the 2% holding acquired beforehand from Electronic Partner, is EUR 640 million (equity value). For some time, Swisscom has been managing its interest in debitel as a financial investment.

As a network-independent telecommunications company, debitel provides mobile, fixed network and Internet services to over 10 million customers and employs some 3,100 staff in Europe. Swisscom acquired a 74.2% interest in debitel in summer 1999 on strategic grounds; this was later increased to a 93% interest. The expected synergies failed to materialise due to differences in the business models of Swisscom and debitel and the performance of European mobile communications markets following the auction of UMTS licences. As a result of this, Swisscom managed debitel as a purely financial investment. Swisscom has now decided to realise the value of its investment in debitel.

In the Permira Funds, Swisscom has found an investor who will continue to develop debitel’s business in line with the current ‘Enhanced Service Provider’ strategy. Swisscom is granting the buyer a vendor loan note of EUR 210 million for the purchase. After deduction of this loan, Swisscom will receive EUR 430 million in 2004 from the sale of its investment in debitel. The parties have agreed not to disclose any additional details regarding the transaction.

The takeover is subject to approval from antitrust authorities. The transaction is expected to be completed by the end of June 2004.

Berne, 30 April 2004

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: April 30, 2004	by: /s/ Stephan Wiederkehr

Name: Stephan Wiederkehr Title: Senior Counsel Head of Corporate & Financial Law